Exhibit 99.1

MAREX GROUP PLC
(incorporated and registered in England and Wales under number 05613060)
NOTICE OF 2025 ANNUAL GENERAL MEETING
to be held at 1.30 p.m. (British Summer Time) on 28 May 2025

MAREX GROUP PLC
(incorporated and registered in England and Wales under number 05613060)
Registered Office:	Directors:
155 Bishopsgate	Robert Pickering
London	Ian Lowitt
United Kingdom	Rob Irvin
EC2M 3TQ	Sarah Ing
Roger Nagioff
Linda Myers
Konstantin Graf von Schweinitz
John Pietrowicz
Henry Richards

1 April 2025
Notice of Annual General Meeting
Dear Shareholder,
I am pleased to be writing to you with details of the 2025 Annual General Meeting (“AGM”) of Marex Group plc (the “Company”) which we will be hosting at 155 Bishopsgate, London, United Kingdom, EC2M 3TQ. The meeting will take place at 1.30 p.m. (British Summer Time) on 28 May 2025. In addition to being able to attend in person, arrangements have also been made so that shareholders can view the AGM proceedings online. Details on how to view the AGM electronically can be found on page 11 of this document. Please note you will not be able to vote online during the AGM.
This is the Company’s first AGM since our initial public offering and Nasdaq listing last year. The AGM provides an opportunity for you to hear from, and ask questions of, the board of directors at the AGM. Arrangements for voting on the resolutions at the AGM can be found on pages 9 and 10 of this document.
The formal notice of AGM is set out in Part 1 of this document and this sets out the formal resolutions to be considered at the AGM which shareholders will vote on. Part 2 of this document contains explanatory notes accompanying these resolutions and provides the background to, and reasons for, them being put to shareholders at the AGM. As discussed further in the explanatory notes, the resolutions are resolutions typically put forward by similar companies in the United Kingdom. Some of the resolutions are items that are required to be approved by shareholders periodically under the UK Companies Act 2006 because the Company is a public limited company incorporated in England and Wales and these generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these resolutions. Shareholders should review and consider each resolution carefully.
Part 3 of this document provides questions and answers about the AGM. If any arrangements in respect of the AGM change between now and the date of the AGM, we will provide an update on our website: https://ir.marex.com/.
Voting on the resolutions
Your vote is important to us. Please refer to Part 3 of this document for further details on voting, including on how to ensure that your vote is counted at the meeting.
At the meeting itself, all Resolutions will be put to a vote on a poll in accordance with the Company’s articles of association.

Recommendation
The Board of Directors believes the resolutions to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company.
The directors unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.
Yours sincerely,

/s/ Robert Pickering
Robert Pickering
Chair

Part 1
NOTICE OF 2025 ANNUAL GENERAL MEETING
MAREX GROUP PLC

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of Marex Group plc (the “Company”) will be held at 1.30 p.m. (British Summer Time) on 28 May 2025, to consider and, if thought fit, to pass the Resolutions set out below.
Resolutions 1 to 15 (inclusive) and 17 are proposed as ordinary resolutions. For each of these to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 16 is proposed as a special resolution. For it to be passed, at least three-quarters of the votes cast must be in favour of the resolution.
Resolution 1
To receive the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2024.
Resolution 2
To approve the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy) in the form set out in the Directors’ Remuneration Report in the Annual Report for the year ended 31 December 2024.
Resolution 3
To approve the Directors’ Remuneration Policy in the form set out in the Directors’ Remuneration Report in the Annual Report for the year ended 31 December 2024.
Resolution 4
To reappoint Deloitte LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company at which the accounts and reports of the directors and auditor are laid.
Resolution 5
To authorise the Audit and Compliance Committee of the Board of Directors to determine the remuneration of the auditor.
Resolution 6
To re-elect Robert Pickering as a director of the Company.
Resolution 7
To re-elect Ian Lowitt as a director of the Company.
Resolution 8
To re-elect Rob Irvin as a director of the Company.
Resolution 9
To re-elect Sarah Ing as a director of the Company.
Resolution 10
To re-elect Roger Nagioff as a director of the Company.
Resolution 11
To re-elect Linda Myers as a director of the Company.
Resolution 12
To re-elect Konstantin Graf von Schweinitz as a director of the Company.

Resolution 13
To re-elect John Pietrowicz as a director of the Company.
Resolution 14
To re-elect Henry Richards as a director of the Company.
Resolution 15
THAT, in accordance with section 551 of the UK Companies Act 2006, the directors of the Company be and hereby are generally and unconditionally authorised to exercise all the powers of the Company to allot shares in the Company, and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal value of US$37,621.44, provided that the authority hereby conferred shall expire at the end of the next annual general meeting of the Company or, if earlier, on the date that is 15 months from the date of this resolution, save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted or such rights to be granted after such expiry and the directors of the Company may allot equity securities and grant rights in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.
Resolution 16
THAT, subject to Resolution 15 being passed, in accordance with section 570 and section 573 of the UK Companies Act 2006, the directors of the Company be and hereby are authorised to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash pursuant to the authority conferred by Resolution 15 and by way of a sale of treasury shares, as if section 561(1) of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to:
(a)
the allotment of equity securities or sale of treasury shares in connection with an offer of securities under Resolution 15 by way of fully pre-emptive offer only in favour of the holders of ordinary shares on the register of members at such record date(s) as the directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held by them on any such record date(s), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of ordinary shares being represented by depositary receipts or any other matter; and

(b)
the allotment of equity securities or sale of treasury shares (otherwise than pursuant to sub-paragraph (a) of this Resolution 16) to any person or persons up to an aggregate nominal value of US$11,286.43, and shall expire upon the expiry of the general authority conferred by Resolution 15 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to such offer or agreement as if the power conferred hereby had not expired.
Resolution 17
THAT, in accordance with sections 366 and 367 of the UK Companies Act 2006, the Company and all companies which are subsidiaries of the Company during the period when this resolution has effect be generally and unconditionally authorised to:
i.	make political donations to political parties or independent election candidates not exceeding US$100,000 in total;
ii.	make political donations to political organisations other than political parties not exceeding US$100,000 in total; and
iii.	incur political expenditure not exceeding US$100,000 in total,
(as such terms are defined in the UK Companies Act 2006) during the period beginning with the date of the passing of this resolution and ending at the end of the next annual general meeting of the Company, or, if earlier, on the date which is 15 months from the date of this resolution).

BY ORDER OF THE BOARD

Scott Linsley
Company Secretary
1 April 2025
REGISTERED OFFICE
155 Bishopsgate
London
United Kingdom
EC2M 3TQ

Registered in England No. 05613060

Part 2
EXPLANATORY NOTES TO THE RESOLUTIONS

Resolutions 1 to 15 (inclusive) and 17 are proposed as ordinary resolutions. For each of these to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 16 is proposed as a special resolution. For it to be passed, at least three-quarters of the votes cast must be in favour of the resolution.
Resolution 1 – To receive the accounts and reports
Under the UK Companies Act 2006 (the “UK Companies Act”), directors of public companies are required to present the company’s annual accounts, along with the directors’ and auditors’ reports, at a general meeting.
The Board of Directors of Marex Group plc (the “Company”) will therefore present the accounts and the reports of the directors and the auditors for the year ended 31 December 2024 (the “Annual Report”).
Resolution 2 – Directors’ Remuneration Report
As the Company is a UK incorporated company which is listed on Nasdaq, it is required by the UK Companies Act to put forward an annual advisory resolution on the Directors’ Remuneration Report.
The Directors’ Remuneration Report for the year ended 31 December 2024 consists of:
(a)	the Annual Statement on Remuneration by Linda Myers, the Chair of the Remuneration Committee;
(b)	the Annual Report on Remuneration, which sets out the remuneration paid to the Company’s Directors during the year ended 31 December 2024; and
(c)	the Directors’ Remuneration Policy referred to in the explanatory note on Resolution 3 below.
The Directors’ Remuneration Report can be found on pages 108 to 135 (inclusive) of the Annual Report. It gives details of the remuneration arrangements for Directors during the year ended 31 December 2024, and the intended approach to remuneration for the current financial year.
The vote on Resolution 2 is advisory and will not directly affect the way in which Directors have been remunerated or future remuneration arrangements for Directors.
The Company’s auditors during the year, Deloitte LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited.
Resolution 3 – Directors’ Remuneration Policy
As the Company is a UK incorporated company which is listed on Nasdaq, the UK Companies Act requires that a Directors’ Remuneration Policy be put forward and subject to a binding shareholder vote at the AGM.
The Directors’ Remuneration Policy can be found on pages 111 to 119 (inclusive) of the Annual Report. The Directors’ Remuneration Policy sets out the Company’s future policy on Directors’ remuneration (including the approach to recruitment and loss of office payments for Directors) and will therefore apply in relation to future payments to Directors and former Directors.
If the Directors’ Remuneration Policy is approved at the AGM it will remain valid for up to three financial years and the Company will not be able to make a remuneration payment to a current or future Director or a payment for loss of office to a current or past Director, unless that payment is consistent with the Directors’ Remuneration Policy or has otherwise been approved by the shareholders of the Company. The Directors’ Remuneration Policy will thereafter be subject to a binding shareholder vote by ordinary resolution at least every three years.
The approach taken by the Company in preparing the Directors’ Remuneration Policy is described in more detail in the Annual Statement by the Chair of the Remuneration Committee, which can be found on pages 108 to 110 of the Annual Report.
Resolutions 4 and 5 – Reappointment of auditor and auditors’ remuneration
The UK Companies Act requires the Company to appoint auditors at each general meeting where accounts are presented to shareholders, to hold office until the conclusion of the next such meeting, and to determine the auditor’s remuneration policy at a general meeting or in a manner specified by the Company at a general meeting.

Resolution 4 relates to the reappointment of Deloitte LLP as the Company’s auditor to hold office until the next AGM of the Company.
Resolution 5 authorises the Audit and Compliance Committee of the Board of Directors to set the remuneration of Deloitte LLP as under the UK Companies Act, the remuneration of the Company’s statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting.
Resolutions 6 to 14 – Re-election of directors
It is a requirement of the Company’s articles of association that each director must stand for annual re-election at the AGM.
Resolutions 6 to 14 propose the re-election of Robert Pickering, Ian Lowitt, Rob Irvin, Sarah Ing, Roger Nagioff, Linda Myers, Konstantin Graf von Schweinitz, John Pietrowicz and Henry Richards as directors of the Company.
Information about the directors standing for re-election at the AGM can be found on pages 96 to 98 of the Annual Report.
Resolution 15 – Allotment of share capital
Resolution 15 deals with the directors’ authority to allot shares. Directors of UK incorporated public companies must obtain shareholder approval to allot shares or grant rights to subscribe for or to convert any security into shares in the company.
The Board considers it appropriate that directors be granted authority to allot shares in the capital of the Company up to a maximum nominal amount of US$37,621.44 representing one-third of the Company’s issued ordinary share capital as at 31 March 2025 (the latest practicable date prior to the publication of this document). The authority will last until the end of the next AGM of the Company or, if earlier, on the date that is 15 months from the date of this AGM (being 28 August 2026).
The directors have no present intention of allotting new ordinary shares other than in relation to the Company’s employee share schemes. However, the directors consider it appropriate to maintain the flexibility that this authority provides.
As at the date of this document the Company holds nil ordinary shares in the capital of the Company in treasury.
Resolutions 16 – Disapplication of statutory pre-emption rights
Resolution 16 deals with the disapplication of pre-emption rights. Under the UK Companies Act, the Company must first offer equity securities to existing shareholders, which is referred to as pre-emption rights, but this can be disapplied by a special resolution such as the one proposed as Resolution 16.
Resolution 16 will give the directors authority to allot ordinary shares in the capital of the Company pursuant to the authority granted under Resolution 15 above and sell treasury shares for cash up to a maximum nominal value of US$11,286.43, representing approximately 10% of the issued ordinary share capital of the Company as at 31 March 2025 (the latest practicable date prior to publication of this document) without complying with the pre-emption rights in the UK Companies Act  in certain circumstances.
The Board considers that it is in the best interests of the Company and its shareholders generally that the Company should have the authority and flexibility conferred by Resolutions 15 and 16 to conduct a pre-emptive offering without complying with the requirements of the statutory pre-emption provisions and to finance business opportunities quickly and efficiently when they arise.
As noted in relation to Resolution 15 above, the directors have no current intention of issuing ordinary shares other than in relation to the Company’s employee share schemes.
The authority contained in Resolution 16 will expire upon the expiry of the authority to allot shares conferred in Resolution 15 (that is at the end of the next AGM of the Company or, if earlier, on the date that is 15 months from the date of this AGM (being 28 August 2026).

Resolution 17 – Political donations
Resolution 17 deals with political donations.
Under the UK Companies Act, political donations to any political parties, independent election candidates or political organisations or the incurring of political expenditure are prohibited unless authorised by shareholders in advance. What constitutes a political donation, a political party, a political organisation, or political expenditure is not easy to decide, as the legislation is capable of wide interpretation. Sponsorship, subscriptions, payment of expenses and support for bodies representing the business community in policy review or reform, may fall within this.
Therefore, notwithstanding that the Company has not made a political donation in the past, and has no intention either now or in the future of making any political donation or incurring any political expenditure in respect of any political party, political organisation or independent election candidate, the Board has decided to put forward Resolution 17 to renew the authority granted by shareholders at the last annual general meeting of the Company. This will allow the Company to continue to support the community and put forward its views to wider business and Government entities without running the risk of being in inadvertent breach of the UK Companies Act.
The authority is subject to a maximum amount of US$100,000 for each type of payment and will cover the period from the date Resolution 17 is passed until the end of the next AGM of the Company or, if earlier, on 28 August 2026. As permitted under the UK Companies Act, Resolution 17 also covers any political donations made, or political expenditure incurred, by any subsidiaries of the Company.

Part 3
QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

1.	Who can vote at the 2025 AGM?
To be entitled to attend and vote at the AGM, including by proxy, shareholders must be registered in the register of members of Marex Group plc (the “Company”).
2.	What is the quorum requirement for the AGM?
For the purposes of the AGM, at least two persons entitled to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose, two persons who are proxies or corporate representatives of the same member), must be present to be considered a quorum.
3.	What is the difference between holding shares as a “shareholder of record” and holding shares as a “beneficial owner” (or in “street name”)?
Most shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarised below, there are some distinctions between shares held of record and those owned beneficially or in “street name”.
Shareholder of record
If your shares are registered directly in your name with our transfer agent, Computershare Trust Company N.A., then you are the “shareholder of record” with respect to those shares. As a shareholder of record, you have the right to direct your nominee to vote your shares by proxy at the AGM as detailed below. You may not vote your shares during the AGM yourself unless you obtain a proxy from the nominee that holds your shares, so we advise you to vote your shares in advance. You are invited to view the AGM electronically.
Beneficial owner
If your shares are held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name”. The brokerage firm, bank, dealer or other nominee holding your shares is considered the shareholder of record for purposes of voting at the AGM; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account. However, you may not vote your shares during the AGM yourself unless you obtain a legal proxy from your brokerage firm, bank, dealer or other nominee, so we advise you to vote your shares in advance. You are invited to view the AGM electronically.
4.	How do I vote my shares?
There are three ways a shareholder of record can vote:
(A)
by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11.59 p.m. (British Summer Time) on Friday 23 May 2025 (“Voting Deadline Date”) (have your proxy card in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)	by completing and mailing your proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. The proxy card must be received prior to the Voting Deadline Date; or
(C)	by attending in person only if you obtain a proxy from the nominee that holds your shares. Please contact the organisation that holds your shares for instructions regarding obtaining a proxy.

There are three ways a beneficial owner can vote:
(A)
by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11.59 p.m. (British Summer Time) on the Voting Deadline Date (have your voting instructions in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)
if you received printed copies of the AGM materials by mail from a brokerage firm, bank, broker-dealer or other similar organisation, you should have received a voting instructions form which allows you to vote by proxy by filling out the voting instruction form and returning it in the envelope provided prior to the Voting Deadline Date; or

(C)
by attending the AGM in person only if you obtain a “legal proxy” from the brokerage firm, bank, dealer or other nominee that holds your shares. Please contact the organisation that holds your shares for instructions regarding obtaining a legal proxy.

Members on the register of members
Persons on the register of members of the Company have until 11.59 p.m. (British Summer Time) on Tuesday 27 May 2025 to submit a proxy vote in connection with the AGM, in accordance with the instructions they received from the shareholders of record and beneficial owners. Note: If you are a shareholder of record or beneficial owner, this deadline will not be applicable to you, and you should cast your vote by the Voting Deadline Date as noted above.
5.	What votes will be required to approve the resolutions?
Resolutions 1 to 14 (inclusive) and 17 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favour. Resolutions 15 and 16 will be proposed as special resolutions and will be passed if at least 75% of the shareholders’ votes cast are in favour.
Although you have the option of withholding your vote from any of the specified resolutions, please note that a vote withheld has no legal effect and will not be counted in the votes “For” or “Against” a resolution. Any “broker non-votes” will be recorded as votes withheld.
6.	How will my shares be voted if I do not specify how they should be voted?
Shareholders should specify their choice for each resolution to be voted upon at the AGM. If no proxy card or voting instructions form is returned or if a proxy card or voting instructions form is signed and returned but no specific voting instructions are given on one or more of the resolutions to be voted upon at the AGM, proxies will be voted in accordance with applicable rules, laws and regulations as follows:
Shareholder of record – if you are a shareholder of record and you do not return a proxy card, your shares will not be voted at the AGM and your shares will not be counted for purposes of determining whether a quorum exists for the AGM. If you do sign and send your proxy card but do not indicate how you want your shares to be voted on one or more resolutions to be voted upon at the AGM, then to the extent you did not specify a choice, your shares will be voted “FOR” the matters submitted for approval at the AGM in accordance with the recommendations of the Board of Directors.
Beneficial owner – if you are a beneficial owner and (i) you do not provide your brokerage firm, bank, dealer or other nominee who holds your shares with voting instructions, or (ii) you do provide a voting instruction form but you fail to specify your voting instructions on one or more of the resolutions to be voted upon at the AGM, under applicable rules, laws and regulations, your brokerage firm, bank, dealer or other nominee may exercise discretionary authority to vote your shares on routine proposals, but do not have discretion to vote your shares on non-routine proposals.

7.	Can I change my vote or revoke a proxy?
If you are a shareholder of record, you can change or revoke your proxy before the time of voting at the AGM in several ways by:
(A)
mailing a revised proxy card dated later than the prior proxy card provided the revised proxy card is received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 before the Voting Deadline Date;

(B)	notifying our Company Secretary in writing at groupcosec@marex.com that you are revoking your proxy. Your revocation must be received before the Voting Deadline Date to be effective; or
(C)	by attending in person or by proxy or by appointed corporate representative and voting at the AGM if you obtain a proxy from the nominee that holds your shares.
If you hold shares beneficially, you may change or revoke your voting instructions by contacting the brokerage firm, bank, dealer or other nominee holding the shares or by obtaining a legal proxy from such organisation and voting at the AGM as described above under “How do I vote my shares?”
8.	How many votes do I have?
In accordance with the Company’s articles of association, on each matter to be voted upon each holder of ordinary shares who is present in person or by proxy shall have one vote for each ordinary share held.
On the date of this notice of AGM, 72,768,752 ordinary shares and 4,129,436 deferred shares were outstanding. All of the ordinary shareholders are entitled to vote with respect to all matters to be acted upon at the AGM. The deferred shares do not carry voting rights.
9.	How can I virtually view the AGM?
You will be able to attend the AGM via live audio webcast by visiting the Company’s meeting website at 1.30 p.m. (British Summer Time) on 28 May 2025. Upon visiting the meeting website, you will be prompted to enter your 16-digit Control Number provided to you on your proxy card or voting instructions form. Your unique Control Number allows us to identify you as a shareholder and will enable you to securely log on, vote and submit questions during the AGM on the meeting website. You will not be able to vote online during the AGM, so we encourage you to vote your shares online, before the Voting Deadline Date, as noted above under “How do I vote my shares?”
10.	What if I plan to attend the AGM in person?
Beneficial owners are required to show a brokerage statement or account statement reflecting share ownership in order to obtain admittance to the AGM. However, beneficial owners will not be allowed to vote at the AGM unless they obtain a legal proxy from their brokerage firm, bank, dealer or other nominee holding their shares. Shareholders of record may attend the AGM in person but will not be allowed to vote at the AGM unless they obtain a proxy from the nominee that holds their shares.
Beneficial owners or shareholders of record who intend to attend the AGM in person or by proxy should contact the Company Secretary at groupcosec@marex.com, no later than 11.59 p.m. on 21 May 2025 to be registered or to register their corporate representatives and provide photo identification on attendance.
11.	Who can be appointed as proxy?
Shareholders are entitled to appoint a proxy to exercise all or any of their rights at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to different shares held by that shareholder. A proxy need not be a shareholder of the Company but they must be registered in advance and attend the AGM to represent you. The default option on the form of proxy is the Chair of the meeting.

A shareholder of the Company that is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the UK Companies Act, each such representative may exercise on behalf of the corporation the same powers as the corporation could exercise if it were an individual shareholder of the Company, provided that they do so in relation to different shares held by that shareholder.
12.	What if I have questions during the AGM?
The Company must cause to be answered at the AGM any question relating to the business being dealt with at the AGM which is put by a shareholder viewing the AGM, except:
•	if to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information;
•	if the answer has already been given on a website in the form of an answer to a question;
•	if it is undesirable in the interests of the Company or the good order of the AGM that the question be answered;
•	if the answer is related to material non-public information of the Company; or
•	if the answer is impermissible under English law.
Questions during the AGM can be submitted on the meeting website at www.proxyvote.com. The decision as to whether a question is relevant to the business of the meeting, or is otherwise suitable, shall be at the sole discretion of the Chair.
13.	As a shareholder, which materials can I require the Company to publish on its website?
Shareholders satisfying the thresholds in section 527 of the UK Companies Act can require the Company to publish a statement on its website setting out any matter relating to:
•	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or
•	any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the shareholders propose to raise at the AGM.
The Company cannot require the shareholders requesting the publication to pay its expenses. Any statement placed on the Company’s website must also be sent to the Company’s auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the AGM includes any such statement that the Company has been required to publish on its website.
14.	How can I find out the results of the voting at the AGM?
The results of the voting at the AGM will be published on the Company’s website, https://ir.marex.com/. The voting results will also be announced by the filing of a Form 6-K with the Securities and Exchange Commission.
15.	How do I contact the Company if I have any questions?
You may contact the Company at:
FAO: Company Secretary
Marex Group plc
155 Bishopsgate
London EC2M 3TQ
United Kingdom
email: groupcosec@marex.com